Exhibit 99.8

0 ORLA MINING LTD. SPECIAL MEETING WEDNESDAY, JULY 22, 2026 AT 9:00 A.M. PDT **ISSUER COPY ** FOR HOLDERS AS OF JUNE 15, 2026 68634K106 1-800-454-8683 * ISSUER CONFIRMATION COPY - INFO ONLY * JULY 20, 2026 1 To consider, pursuant to an order of the Supreme Court of RECOMMENDATION: FOR British Columbia dated June 19, 2026, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular of Orla Mining Ltd., approving an arrangement involving, among others, Orla Mining Ltd. and Equinox Gold Corp. pursuant to a court-approved plan of arrangement under section 192 of the Canada Business Corporations Act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

ORLA MINING LTD. SPECIAL MEETING WEDNESDAY, JULY 22, 2026 AT 9:00 A.M. PDT ** ISSUER COPY ** 1 1 68634K106 1 1 51 MERCEDES WAY EDGEWOOD NY 11717 offices of Cassels Brock & Blackwell LLP ** Suite 3100, Park Place 666 Burrard Street Vancouver, British Columbia V6C 2X8 ORLA MINING LTD. SUITE 2020, 666 BURRARD STREET, VANCOUVER, BC V6C 2X8 CANADA 101010101010101010 11 1110111100100001 1001 10110001100100 100111 110100000111 10111110 0010010100 1010010010 00010111 101100000000 111000 10010010011001 0011 1010000010000100 10 111010101010101001 111110110101101110 1 11001110011111111 110 000110011100110 10001 0011000011101 1100000 01011111100 100011000 001001001 11100011000 0001010 1111111111111 11111 S41612- 10 110 0 0 10 0 0 111 10 110 0 0 10 0 0 111